ADECOAGRO S.A. ANNOUNCES EXPIRATION AND RESULTS OF ITS ANY AND ALL CASH TENDER OFFER FOR ITS 2027 NOTES
Luxembourg, July 24, 2025 – Adecoagro S.A. (“Adecoagro” or the “Company”) (NYSE: “AGRO”) announces today the expiration and results of its previously announced offer to purchase for cash (the “Tender Offer”) any and all of its outstanding 6.000% Notes due 2027 (the “Notes”) (144A CUSIP / ISIN: 00676L AA4/ US00676LAA44 and Reg S CUSIP / ISIN: L00849 AA4/USL00849AA47).
The Notes are fully, unconditionally, and irrevocably guaranteed by Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda.
The Tender Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated July 18, 2025 (the “Offer to Purchase”).
As of 5:00 pm (New York City time) today (the “Expiration Date”) according to information received from D.F. King & Co., Inc., the tender and information agent for the Tender Offer, US$150,927,000, or approximately 36.31%, of the principal amount outstanding of Notes was validly tendered, and not validly withdrawn. No Notes were tendered pursuant to the guaranteed delivery procedures.
The following table sets forth certain information relating to the Tender Offer, including the principal amount of Notes validly tendered, not validly withdrawn and accepted for purchase prior to the Expiration Date:

Title of Security	Principal Amount Outstanding Prior to the Tender Offer	Principal Amount Validly Tendered and Not Validly Withdrawn at or Prior to the Expiration Date	Principal Amount Outstanding Following the Tender Offer	Total Consideration(1)
6.000% Notes due 2027	US$415,644,000	US$150,927,000	US$264,717,000	US$1,000.00
__________________
(1)    The amount to be paid per US$1,000.00 principal amount of the Notes validly tendered and accepted for purchase. In addition, Accrued Interest (as defined herein) will be paid.
The deadline for holders of Notes to validly tender their Notes in the Tender Offer was the Expiration Date. Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) must be delivered by the Guaranteed Delivery Expiration Date (as defined in the Offer to Purchase). Accordingly, Notes that have been validly tendered and not validly withdrawn may no longer be withdrawn, except as required by applicable law.
Holders who validly tendered and did not validly withdraw their Notes on or prior to the Expiration Date or the Guaranteed Delivery Expiration Date, as applicable, will be eligible to receive the total consideration of US$1,000.00 per US$1,000.00 principal amount of Notes tendered and accepted for purchase (the “Consideration”).
The settlement date of the Tender Offer is expected to occur within three business days following the Expiration Date, on July 29, 2025, or as promptly as practicable thereafter (the “Settlement Date”).

#100701468v6

The Consideration will be paid together with accrued and unpaid interest on the Notes from the last interest payment date preceding the Settlement Date to, but not including such Settlement Date (“Accrued Interest”). All Notes accepted for purchase in the Tender Offer will cease to accrue interest on the Settlement Date, unless Adecoagro defaults in the payment of amounts payable pursuant to the Tender Offer. Any Notes not tendered or accepted for purchase shall continue to accrue interest.
Our obligation to purchase Notes in the Tender Offer is subject to the satisfaction or waiver of a number of conditions described in the Offer Documents, including the receipt of proceeds from a new notes (the “New Notes”) offering, denominated in U.S. Dollars, generating net proceeds in an amount that is sufficient to effect the repurchase of the Notes validly tendered and accepted for purchase pursuant to the Tender Offer.
We intend to use all or a portion of the proceeds from the New Notes offering to pay the Consideration, Accrued Interest and costs and expenses in connection with the Tender Offer to all Holders of Notes accepted for purchase pursuant to the Tender Offer. We reserve the right, at our sole discretion, to use any remaining proceeds to redeem or purchase any of the Notes that remain outstanding after the Expiration Date. Such purchases may occur through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be higher or lower than the prices to be paid pursuant to the Tender Offer.
Adecoagro has engaged Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Balanz Capital UK LLP, Banco BTG Pactual S.A. – Cayman Branch and Morgan Stanley & Co. LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offer. For questions regarding the terms of the Tender Offer, please contact: Itau BBA USA Securities, Inc. at +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Balanz Capital UK LLP at +44 20 3821 5640 (collect), Banco BTG Pactual S.A. – Cayman Branch at +1 (212) 293-4600 (collect) and Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect).
This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase and the corresponding Notice of Guaranteed Delivery. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Adecoagro by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
About Adecoagro
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of renewable electricity.

Cautionary Statement on Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither Adecoagro nor the guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.
For further information, please contact:
Victoria Cabello
IR Officer
Email: ir@adecoagro.com
2

#100701468v6